UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

MERIDIAN GOLD INC.
(Name of Subject Company)
MERIDIAN GOLD INC.
(Name of Person(s) Filing Statement)

Common Shares
(Title of Class of Securities)
589975101
(CUSIP Number of Class of Securities)

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952
Telephone: (775) 850-3777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Marc R. Packer, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Christopher W. Morgan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	John Sabine, Esq. Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 (416) 863-4511

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Meridian Gold Inc. (“Meridian”) with the Securities and Exchange Commission (the “Commission”) on July 31, 2007, as amended by Amendment No. 1 filed with the Commission on July 31, 2007, Amendment No. 2 filed with the Commission on July 31, 2007 and Amendment No. 3 filed with the Commission on August 14, 2007 (as amended, the “Statement”). The Statement relates to the revised offer (the “Revised Yamana Offer”) by Yamana Gold Inc. (“Yamana”), which was made on August 14, 2007, to purchase all of the outstanding common shares of Meridian (the “Common Shares”), together with the associated rights under Meridian’s Shareholder Rights Plan Agreement, dated as of April 21, 1999, as amended on May 7, 2002 and February 22, 2005, between Meridian and Computershare Trust Company of Canada, as rights agent (the “Rights” and together with the Common Shares, the “Shares”). In connection with the Revised Yamana Offer, Meridian issued a press release, dated August 20, 2007 (the “Press Release”), which is filed as Exhibit (a)(10) to the Statement and is incorporated by reference in its entirety. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement. Except as otherwise noted, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by adding the following thereto:
     Solicitation/Recommendation; Reasons
     The Board extended the Separation Time initially on July 10, 2007, and thereafter, in order to delay the separate trading and exercisability of the Rights. See the summary of the Rights Plan set forth in “Schedule D — Summary of Shareholders Rights Plan” to the Directors’ Circular filed as Exhibit (a)(1) to the Statement.
     From time to time after the Board of Directors issued the Directors’ Circular on July 31, 2007, the Board of Directors met to be updated by management and Meridian’s financial and legal advisors on the status of the Yamana Offer.
     On August 14, 2007, Yamana made the Revised Yamana Offer. Later that same day, Meridian issued a press release stating that the Board of Directors would carefully review and consider the Revised Yamana Offer and urging shareholders to defer making any decision with respect to the Revised Yamana Offer.
     On August 15, 2007, the Board of Directors met with Meridian’s financial and legal advisors to review the terms of the Revised Yamana Offer.
     On August 19, 2007, the Board of Directors met and received presentations from its financial and legal advisors relating to the Revised Yamana Offer. Representatives of BMO Capital Markets and representatives of Goldman, Sachs & Co. each delivered an oral opinion (subsequently confirmed in writing) that, on the basis of the assumptions, limitations and qualifications to be set forth in the written opinion subsequently delivered by it, as of the date of such opinion, the consideration to be paid pursuant to the Revised Yamana Offer was inadequate, from a financial point of view, to Meridian Shareholders. Following further discussion, the members of the Board of Directors unanimously resolved to recommend to Meridian Shareholders that they reject the Revised Yamana Offer and not tender their Meridian Shares to the Revised Yamana Offer. The Board also passed a resolution further extending the Separation Time to September 6, 2007 or such other date as the Board of Directors may determine.
     The information set forth in the first, fourth and fifth paragraphs of the Press Release filed as Exhibit (a)(10) to the Statement is incorporated herein by reference. Exhibits 99.1 and 99.2 to the Statement are incorporated herein by reference.
     The Revised Yamana Offer is not a permitted bid under the Rights Plan. The definition of a “Permitted Bid” under the Rights Plan is set forth in “Schedule D — Summary of Shareholders Rights Plan” to the Directors’ Circular filed as Exhibit (a)(1) to the Statement and is incorporated herein by reference. The feature of the Rights Plan that allows bidders to avoid the effects of the Rights Plan by making a Permitted Bid is intended to ensure that all shareholders are treated equally, receive the maximum consideration available for their Meridian Shares and are given adequate time to evaluate the bid on a fully informed basis.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding the following thereto:
     Although the Board of Directors has determined that the value of the Meridian Shares is superior to the consideration provided in the Revised Yamana Offer, as previously disclosed, the Board of Directors is also exploring value-maximizing alternatives. In this regard, Meridian is providing financial, operating and resource information to, and is having discussions with, interested third parties pursuant to confidentiality and standstill agreements. There is no assurance that such exploration of alternatives will result in a proposed transaction that the Board of Directors considers to be superior to the value of Meridian on a stand alone basis.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(10)	Press release issued by Meridian Gold on August 20, 2007
(a)(11)	Investor presentation of Meridian Gold, dated August 20, 2007
(a)(12)	Letter to Meridian Gold employees, dated August 20, 2007

Exhibit Number	Description
99.1	Opinion, dated August 19, 2007, of BMO Capital Markets
99.2	Opinion, dated August 19, 2007, of Goldman, Sachs & Co.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007	MERIDIAN GOLD INC.
	By:	/S/ Edward C. Dowling
		Name:	Edward C. Dowling
		Title:	President and Chief Executive Officer